SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                FORM 12b-25

                                            Commission File Number   1-6018


                         NOTIFICATION OF LATE FILING

 (Check One):   (  ) Form 10-K    (  ) Form 11-K     (  ) Form 20-F
                (X ) Form 10-Q    (  ) Form N-SAR


      For Period Ended:  May 31, 1999

 (  ) Transition Report on Form 10-K   (  ) Transition Report on Form 10-Q
 (  ) Transition Report on Form 20-F   (  ) Transition Report on Form N-SAR
 (  ) Transition Report on Form 11-K

      For the Transition Period Ended:  Not Applicable

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not Applicable

                                  PART I
                         REGISTRANT INFORMATION

 Full name of registrant   TOKHEIM CORPORATION

 Address of principal executive office (Street and number)
                            10501 CORPORATE DRIVE

 City, State and Zip Code   FORT WAYNE, IN  46845

                                 PART II
                       RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (X) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     ( ) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                  PART III
                                 NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

      Tokheim Corporation ("the Company") has had significant difficulty during the finalization of the results for purposes of its Form 10-Q filing in obtaining sufficiently detailed information. The Company has consolidated its operations with the global operations of the RPS Division (the "RPS Division") that the Company acquired on September 30, 1998. During this consolidation, numerous personnel changes have occurred, which, combined with the closing of several facilities around the world and other related consolidation endeavors, has made information retrieval from foreign operations extremely difficult and time-consuming. This has delayed our ability to obtain the appropriate information to prepare the Form 10-Q. The Company expects to have this information available shortly, and will file its quarterly report on Form 10-Q as soon as practicable thereafter.

                                  PART IV
                            OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

           John A. Negovetich         (219)                  470-4600
                (Name)             (Area Code)        (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                      (X) Yes   (  ) No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                      (X) Yes   (  ) No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company will experience an estimated net loss of $5.0 million for the second quarter of 1999, compared with a net loss of $2.9 million for the second quarter of 1998. The primary reason for this is the increased interest, depreciation and amortization charges associated with the acquisition of the RPS Division, which was acquired by the Company on September 30, 1998.


                           TOKHEIM CORPORATION
               (Name of Registrant as Specified in Charter)

 Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

 Date:  July 16, 1999             By:  /s/ John A. Negovetich
                                  Name:  John A. Negovetich
                                  Title: Executive Vice President, Finance
                                           and Administration and Chief
                                           Financial Officer